UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.
210 CARNEGIE CENTER
PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
   Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey June 15, 2007

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(Dollars in thousands)	2006	2005

Investments at fair value:
Registered investment companies	$268,463	$229,542
Covance stock fund	122,577	106,974
Participant loans	5,957	5,318
Total investments at fair value	396,997	341,834

Interest bearing cash	2,852	3,021
Non-interest bearing cash	6	32
Unsettled participant activity	756	—
Participant contribution receivable	1,425	1,309
Employer contribution receivable	703	718
Interest receivable	15	11
Total assets at fair value	402,754	346,925

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	346	372
Net assets available for benefits	$403,100	$347,297

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

(Dollars in thousands)	2006	2005

Additions
Investment income:
Interest and dividends	$20,221	$8,330
Net appreciation in fair value of investments	31,048	33,736
	51,269	42,066
Contributions:
Participant (cash)	22,452	19,719
Employer (employer common stock)	9,170	8,843
Transfer of plan assets from other plans	3,617	—
	35,239	28,562
Total additions	86,508	70,628

Deductions
Benefits paid to participants	30,659	27,467
Administrative fees	46	41
Total deductions	30,705	27,508
Net increase in net assets available for benefits	55,803	43,120

Net assets available for benefits at beginning of year	347,297	304,177
Net assets available for benefits at end of year	$403,100	$347,297

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations.  The Company makes a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation. During 2006 and 2005, the Company matching contribution was made 100% to the Covance Stock Fund on a semi-monthly basis. At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2006.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1. Description of the Plan (continued)

Plan Asset Transfer

In October 2006, approximately $3.6 million in assets were transferred into the Plan from the Radiant Research 401(k) Plan as a result of the acquisition of Radiant Research Inc. by merger.

Investment Elections

Participants may elect to have their contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have their contributions invested in the Covance Stock Fund. All Company matching contributions made in 2006 were invested in the Covance Stock Fund. Effective August 1, 2006, participants were given immediate investment discretion with respect to the Company match and may, at any time, transfer all or any portion of the Company matching contributions from the Covance Stock Fund to one or more of the funds offered under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1. Description of the Plan (continued)

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000 they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments may be distributed in cash or stock (if a portion of the participant’s vested account balance is invested in Covance stock), at the discretion of the participant (or the participant’s beneficiary). Benefit distributions are recorded when paid.

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the prime rate, as published in the Wall Street Journal.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2006 and 2005, the balance of unused forfeited amounts totaled approximately $0.4 million and $0.6 million, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

1. Description of the Plan (continued)

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Recently Issued Accounting Standard

In December 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP as of and for the year ended December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect the investment at contract value. Prior year balances have been reclassified for comparative purposes. Adoption of the FSP had no effect on the statements of changes in net assets available for benefits for the periods presented. See Note 4.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts in these financial statements have been reclassified to conform with the current year presentation.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio Fund, which is a stable value investment contract valued at contract value (see Note 4). Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
(Dollars in thousands)	2006	2005

Covance Stock Fund	$23,044	$23,037
Shares of registered investment companies	8,004	10,699
	$31,048	$33,736

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2006	2005

Covance Stock Fund (a)	$122,577	$106,974
Fidelity Contrafund	44,476	40,343
Fidelity Managed Income Portfolio Fund	34,402	32,791
Fidelity Equity Income Fund	30,182	27,457
Fidelity International Discovery Fund	23,423	*
Fidelity Magellan Fund	*	23,259

*                    Fund investments were less than 5% of the fair value of the Plan’s net assets at December 31st.

(a)             Includes both nonparticipant-directed and participant-directed investments at December 31, 2005.

4. Stable Value Investment Contracts

The Plan holds investments in guaranteed investment contracts through the Fidelity Managed Income Portfolio Fund, which is a stable value fund subject to the reporting and disclosure requirements of FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1 (see Note 2 Recently Issued Accounting Standards). The investments in the Fidelity Managed Income Portfolio Fund are included in the statements of net assets available for benefits under “Investments at fair value: registered investment companies” at a fair value of $34.4 million and $32.8 million at December 31, 2006 and 2005, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value, which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio Fund investments are recorded at their contract values, of $34.7 million and $33.2 million at December 31, 2006 and 2005, respectively, which are equal to the principal balance plus accrued interest.  The adjustment to reflect the Fidelity Managed Income Portfolio Fund at fair value at December 31, 2006 and 2005 totaled $0.3 million and $0.4 million, respectively.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Nonparticipant-Directed Investments

As a result of the Plan amendment in 2006 to allow participants to transfer previously allocated and all future Company matching contributions from the Covance Stock Fund, regardless of years of service or age, the Covance Stock Fund is now classified as a participant-directed investment. Prior to 2006, the Covance Stock Fund contained a mix of nonparticipant-directed and participant-directed investments. Since it was not practical to segregate the non-participant directed and participant-directed investment balances, the entire fund was considered to be nonparticipant-directed for disclosure purposes. Information about the net assets and the significant components of the changes in net assets relating to the Covance Stock Fund as of and for the year ended December 31, 2005 is as follows:

(Dollars in thousands)
Net assets:
Covance stock fund	$106,974

Changes in Covance stock fund:
Contributions (employer and employee)(a)	$9,523
Earnings and net realized and unrealized gain in fair value	23,037
Distributions to participants	(8,734)
Net transfers to participant-directed investments	(7,506)
Forfeitures transferred to other accounts	(2,107)
Net change in Covance stock fund	$14,213

(a)             Contributions do not reflect an allocation of the total year-end contributions receivable into this fund.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2006 and 2005

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

(Dollars in thousands)

Net assets available for benefits per the financial statements	$403,100
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(346)
Net assets available for benefits per the Form 5500	$402,754

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

(Dollars in thousands)

Net increase in net assets available for benefits per the financial statements	$55,803
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(346)
Net increase in net assets available for benefits per the Form 5500	$55,457

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value

	Value of interests in registered investment companies:
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Contrafund*; 682,144 shares	**	$44,476
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Portfolio Fund*; 34,747,929 shares	**	34,402
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Equity Income Fund*; 515,497 shares	**	30,182
Fidelity Investments Institutional Operations Company, Inc.	Fidelity International Discovery Fund*; 617,707 shares	**	23,423
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Magellan Fund*; 221,312 shares	**	19,812
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Balanced Fund*; 755,808 shares	**	14,685
Fidelity Investments Institutional Operations Company, Inc.	Neuberger Berman Genesis Trust; 239,301 shares	**	11,422
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020 Fund*; 724,487 shares	**	11,251
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030 Fund*; 672,744 shares	**	10,784
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040 Fund*; 1,078,130 shares	**	10,221
Fidelity Investments Institutional Operations Company, Inc.	Baron Growth Fund; 167,308 shares	**	8,345
Fidelity Investments Institutional Operations Company, Inc.	Fidelity US Bond Index Fund*; 722,847 shares	**	7,850
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock*; 249,195 shares	**	7,262
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010 Fund*; 441,564 shares	**	6,456
Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Index Fund; 127,654 shares	**	6,406
Fidelity Investments Institutional Operations Company, Inc.	Oakmark Select I; 191,224 shares	**	6,402
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Export & Multinational Fund*; 255,912 shares	**	5,881
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Capital Appreciation Fund*; 124,144 shares	**	3,366
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income Fund*; 242,084 shares	**	2,794
Fidelity Investments Institutional Operations Company, Inc.	Spartan International Index Fund; 38,743 shares	**	1,710
Fidelity Investments Institutional Operations Company, Inc.	Goldman-Sachs Mid-Cap Value Fund; 24,533 shares	**	955
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000 Fund*; 28,099 shares	**	350
Fidelity Investments Institutional Operations Company, Inc.	Spartan Total Market Index Fund; 715 shares	**	28
	Total value of interest in registered investment companies		268,463

Covance Inc. *	Covance stock fund:
	Common stock; 2,080,758 shares	**	122,577

Participant loans*	Interest rates ranging from 5.0% to 10.50%, due in installments	**	5,957
	Total investments		$396,997

*                    Party-in-interest

**             Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 28, 2007

/s/ CHARLES A. HOPPER
Charles A. Hopper
V.P. Compensation, Benefits and HR Technology
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm